Exhibit 99.2

For Immediate Release:

CyberArk Names Ron Zoran Chief Revenue Officer

Zoran to Lead CyberArk’s Global Sales Organization, Drive Increased Adoption of Privileged
Account Security Worldwide

Newton, Mass. and Petach Tikva, Israel –August 8, 2017– CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced the promotion of Ron Zoran to the newly created position of Chief Revenue Officer (CRO), effective immediately. Zoran will be responsible for executing the company’s worldwide sales strategy across sales, sales engineering, and channels to drive revenue growth across all geographies.

Since CyberArk’s founding in 1999, Zoran has held leadership positions across the organization in sales management, research and development, and technical support. Most recently as Vice President of Sales for the Americas, Zoran led the U.S., Canada and Latin America sales, sales engineering and channel sales teams increasing revenue in those regions from $34 million in 2013 to more than $130 million in 2016, representing a three-year CAGR of 58%.  Under his leadership, CyberArk, nearly tripled the Americas customer base to about 1,800 customers, increased penetration of the Fortune 500, and successfully expanded the company’s presence in the US Federal vertical, as well as in Canada and Latin America.  The company also strengthened its channel relationships, increasing collaboration with advisory firms, systems integrators and value added resellers.

“Ron’s proven track record across every role he’s held at CyberArk, his passion for our mission and deep security expertise gives me great confidence in Ron’s ability to deliver results and enable CyberArk to fully capitalize on our tremendous opportunity,” said Udi Mokady, CyberArk Chairman and CEO. “With Ron at the helm of our global sales organization, we will drive consistent best practices across all sales, sales engineering and channel sales to enable CyberArk to expand our market reach, drive growth and scale our operations.”

“CyberArk is the undisputed leader in privileged account security with the best and only solution that helps organizations protect their privileged accounts across the enterprise, in the cloud and across the DevOps pipeline,” said Zoran. “I am passionate about driving customer adoption of privileged account security as a critical and measureable layer of security for organizations to defend against an increasingly complex threat landscape.  I look forward to taking CyberArk to the next level of growth and market leadership.”

Prior to joining CyberArk, Zoran spent 6 years as an Officer and R&D Group Manager at the Technological Computer Center of the Israeli Defense Forces. Zoran holds an MBA from Northeastern University and a B.A. in Computer Science from Bar-Ilan University.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 50 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blog, or follow on Twitter via @CyberArk, LinkedIn or Facebook.

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Copyright © 2017 CyberArk Software. All Rights Reserved.  All other brand names, product names, or trademarks belong to their respective holders.

Media Relations Contact:
Christy Lynch, CyberArk
Phone: +1-617-796-3210
Email: press@cyberark.com

Investor Relations Contact:
Erica Smith, CyberArk
Phone: +1-617-630-6426
Email: ir@cyberark.com